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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2[17CFR 270.17f-2]

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Date examination completed: September 18, 1998

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1. Investment Company Act File Number: 811-8738

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2. State identification Number:  Puerto Rico

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3. Exact name of investment company as specified in registration statement:

     IBJ Funds Trust

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4. Address of principal executive office
   {number, street, city, state, zip code}:

     4400 Computer Drive, Westboro, MA 01581

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

              THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                         [ERNST & YOUNG LLP LETTERHEAD]

                         Independent Accountant's Report

To the Board of Trustees
IBJ Funds Trust

We have examined management's assertion about IBJ Funds Trust's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of July 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998:

o Count and inspection of all securities and similar investments located in the vault of IBJ Schroder Bank & Trust Company in New York, without prior notice to management;

o Confirmation of all securities and similar investment held by institutions in book entry form (i.e., the Depository Trust Company and the Bank of New
     York);

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Schroder Bank & Trust Company;

o Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ Schroder Bank & Trust Company's records;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion the IBJ Fund Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of IBJ Funds Trust and the Securities and Exchange Commission and should not be used for any other purpose.


                                                    /s/ ERNST & YOUNG LLP

                                                    ERNST & YOUNG LLP

New York, New York
September 18, 1998